Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions except, ratio amounts)

	Nine Months Ended September 30,
	2013	2012
Earnings:
Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$2,400	$664
Add:
Fixed charges	1,326	1,053
Amortization of capitalized interest	4	4
Distributed income of equity investees	303	226
Less:
Interest capitalized from continuing operations	(38)	(18)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(301)	80
Income as adjusted	$3,694	$2,009

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$1,297	$1,031
Add:
Portion of rents representative of the interest factor	29	22
Fixed charges	$1,326	$1,053

Ratio of earnings to fixed charges	2.79	1.91
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